UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

MPG OFFICE TRUST, INC.
(Name of Subject Company)

DTLA FUND HOLDING CO.

BROOKFIELD DTLA HOLDINGS LLC

BOP MANAGEMENT INC.

BROOKFIELD OFFICE PROPERTIES INC.
(Names of Filing Persons (Offerors))

7.625% SERIES A CUMULATIVE REDEEMABLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

553274200
(CUSIP Number of Class of Securities)

Brett Fox
General Counsel
Brookfield Office Properties Inc.
Brookfield Place, 181 Bay Street, Suite 330

Toronto, Ontario, Canada M5J 2T3
(416) 369-2300

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Abigail P. Bomba, Esq.

Lee S. Parks, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Phone: (212) 859-8000

Fax: (212) 859-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$243,259,250.00	$33,180.56

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $25.00 cash per share all 9,730,370 outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of MPG Office Trust, Inc.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction valuation by 0.00013640.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$33,180.56.	Filing Party:	Brookfield DTLA Inc. and Brookfield Office Properties Inc.

Form or Registration No.:	Schedule TO.	Date Filed:	June 14, 2013.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 17, 2013, amends and supplements the Tender Offer Statement on Schedule TO filed on June 14, 2013 (as further amended and supplemented, the “Schedule TO”), relating to the offer by DTLA Inc. (as defined below) to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (each a “Share” and collectively, the “Shares”), of MPG Office Trust, Inc., a Maryland corporation (“MPG”), at a purchase price of $25.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). The Schedule TO (including the Offer to Purchase) filed with the SEC by Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc., a corporation under the laws Canada (“BPO”), on June 14, 2013, as amended by this Amendment No. 2, which is being filed on behalf of DTLA Fund Holding Co. (the “Maryland Purchaser”), a Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer and a direct wholly-owned subsidiary of Brookfield DTLA Holdings LLC (“Brookfield DTLA”), Brookfield DTLA and BPO, and the Solicitation/Recommendation Statement on Schedule 14D−9 filed with the SEC by MPG on June 20, 2013, as amended or supplemented from time to time, contain important information about the Offer, all of which should be read carefully by holders of Shares before any decision is made with respect to the Offer. As used herein, references to “Offeror” mean DTLA Inc. and/or the Maryland Purchaser, as applicable. The Offer is made pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013 and that Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG and MPG Office, L.P.

Documentation relating to the Offer has been mailed to holders of Shares and may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., the Information Agent for the Offer, at 105 Madison Avenue, New York, NY 10016, or by calling toll-free at (800) 322-2885.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Amending and replacing all references regarding the scheduled expiration of the Offer being “12:00 midnight, New York City time, at the end of July 12, 2013,” set forth in the Letter of Transmittal (Exhibit (a)(1)(B)), Notice of Guaranteed Delivery (Exhibit (a)(1)(C)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) with “12:00 midnight, New York City time, at the end of July 24, 2013.”

ITEM 1.    SUMMARY TERM SHEET

The Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The title to the cover page of the Offer to Purchase is hereby amended by replacing the first sentence surrounded by a border and in bold font with the following:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF WEDNESDAY, JULY 24, 2013, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.”

The second paragraph of the cover page of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“The Offer is not conditioned upon the receipt of financing or upon any minimum number of Shares being tendered. Our obligation to accept and pay for Shares validly tendered pursuant to the Offer is conditioned upon the satisfaction or waiver of the conditions set forth in Section 15 of this Offer to Purchase, “Conditions of the Offer.” See “THE OFFER — Section 15 — Conditions of the Offer.””

The first sentence of the subsection entitled “Scheduled Expiration Time” of the section entitled “Summary Term Sheet” on page 1 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“Scheduled Expiration Time: 12:00 midnight, New York City time, at the end of July 24, 2013, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement (as defined below).”

The first sentence of the subsection entitled “Conditions and Termination” of the section entitled “Summary Term Sheet” on page 3 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer is subject to customary conditions and Offeror will not be required to accept and pay for Shares validly tendered pursuant to the Offer unless the conditions set forth in Section 15 of this Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived.”

The response to the question entitled “What are the conditions to the Offer?” in the section entitled “Frequently Asked Questions” on page 7 of the Offer to Purchase is hereby amended by deleting the first paragraph in its entirety and inserting the following in place thereof:

“Notwithstanding any other provision of the Offer or the Merger Agreement, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, to pay for any Shares tendered pursuant to the Offer if: (a) the Company has not completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement, which sale was completed on June 18, 2013 or (b) any of the following conditions exist or has occurred and is continuing at the expiration date of the Offer (other than those conditions which may only be satisfied at the effective time of the REIT Merger):

The response to the question entitled “What are the conditions to the Offer?” in the section entitled “Frequently Asked Questions” on page 7 of the Offer to Purchase is also hereby amended by inserting the following sentence after the end of the first paragraph, immediately following clause (10) thereof:

“The Company Stockholder Approval referenced in clause (1) above was obtained at a special meeting of the stockholders of the Company held on July 17, 2013.”

ITEM 4. TERMS OF THE TRANSACTION

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The Offer to Purchase and Items 4, 5, 6 and 8 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The sixth paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“The Offer is subject to customary conditions and Offeror is not required to complete the Offer unless the conditions set forth in Section 15 of this Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived. See “THE OFFER — Section 15 — Conditions of the Offer.””

The first sentence of the third-to-last paragraph of the section entitled “Introduction” on page 14 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of the day on July 24, 2013, unless we extend the Offer or the Offer is terminated in accordance with the terms of the Merger Agreement.”

The second sentence of the first paragraph of subsection 1entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

2

““Expiration Date” means 12:00 midnight, New York City time, at the end of the day on July 24, 2013, unless extended, in which event such “Expiration Date” means the latest time and date at which the Offer, as so extended, will expire.”

The first sentence of the second paragraph of subsection 1 entitled “Terms of the Offer” of the section entitled “The Offer” on page 15 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer is subject to the conditions set forth in “THE OFFER — Section 15 — Conditions of the Offer.””

The paragraph entitled “Stockholder Approval” in subsection 12 entitled “Purpose of the Offer; Plans for the Company; Stockholder Approval; Appraisal Rights” of the section entitled “The Offer” on page 39 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“Stockholder Approval. The affirmative vote of the holders of the Company Preferred Stock is not required to consummate the Mergers, however, pursuant to the Merger Agreement, the affirmative vote of the holders of Company Common Stock entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding Company Common Stock is required to affirmatively approve the REIT Merger (the “Company Stockholder Approval”) in accordance with the Maryland General Corporation Law (the “MGCL”) and the Company’s charter. Pursuant to the Merger Agreement, the Company has prepared and filed a preliminary Proxy Statement with the SEC under the Exchange Act (the “Proxy Statement”), which was made effective by the SEC and mailed to holders of the Company Common Stock on June 7, 2013. The Company Stockholder Approval was obtained at a special meeting of the stockholders of the Company held on July 17, 2013.”

The second sentence of the second paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The obligations of Offeror to (and the obligations of Brookfield DTLA to cause Offeror to) accept for payment, and pay for, any Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date are subject to the conditions set forth in “THE OFFER — Section 15 — Conditions of the Offer.””

The first sentence of the third paragraph of the subsection “The Merger Agreement” of subsection 13 entitled “The Transaction Documents” of the section entitled “The Offer” on page 40 of the Offer to Purchase is hereby amended by deleting the sentence in its entirety and inserting the following in place thereof:

“The Offer will expire at 12:00 midnight, New York City time, at the end of July 24, 2013, unless we extend the Offer or it is earlier terminated.”

ITEM 11. ADDITIONAL INFORMATION

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

The first paragraph of subsection 15 entitled “Conditions of the Offer” of the section entitled “The Offer” on page 66 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“Notwithstanding any other provision of the Offer, subject to the provisions of the Merger Agreement, Offeror will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Offeror to pay for, or return the validly tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Offeror may delay its acceptance for payment of or, subject to the restriction referred to above, its payment for, any validly tendered Shares, and, subject to the provisions of the Merger Agreement, Offeror may amend or terminate the Offer and not accept for payment any validly tendered shares, if (a) the Company has not completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement, which sale was completed on June 18, 2013 or (b) any of the following conditions exist or has occurred and is continuing at the Expiration Date (other than those conditions which may only be satisfied at the effective time of the REIT Merger):

3

The first paragraph of subsection 15 entitled “Conditions of the Offer” of the section entitled “The Offer” on page 66 of the Offer to Purchase is also hereby amended by inserting the following sentence after the end of the paragraph, immediately following clause (10) thereof:

“The Company Stockholder Approval referenced in clause (1) above was obtained at a special meeting of the stockholders of the Company held on July 17, 2013.”

The last paragraph of subsection 16 entitled “Certain Legal Matters; Regulatory Approvals” of the section entitled “The Offer” on page 69 of the Offer to Purchase is hereby amended by deleting the paragraph in its entirety and inserting the following in place thereof:

“Legal Proceedings. After the announcement of the execution of the Merger Agreement, seven putative class actions were filed against MPG, the MPG Board, the MPG Partnership, BPO, Offeror, the Company, REIT Merger Sub, and Partnership Merger Sub. Five of these lawsuits were filed on behalf of MPG’s common stockholders: (i) two lawsuits, captioned Coyne v. MPG Office Trust, Inc., et al., No. BC507342 (the “Coyne Action”), and Masih v. MPG Office Trust, Inc., et al., No. BC507962 (the “Masih Action”), were filed in the Superior Court of the State of California in Los Angeles County on April 29, 2013 and May 3, 2013, respectively; and (ii) three lawsuits, captioned Kim v. MPG Office Trust, Inc. et al., No. 24-C-13-002600 (the “Kim Action”), Perkins v. MPG Office Trust, Inc. et al., No. 24-C-13-002778 (the “Perkins Action”), and Dell’Osso v. MPG Office Trust, Inc. et al., No. 24-C-13-003283 (the “Dell’Osso Action”), were filed in the Circuit Court of the State of Maryland in Baltimore on May 1, 2013, May 8, 2013, and May 22, 2013, respectively (collectively, the “Common Stock Actions”). Two lawsuits, captioned Cohen v. MPG Office Trust, Inc. et al., No. 24-C -13-004097 (the Cohen Action) and Donlan v. Weinstein et al., No. 24-C-13004293 (the “Donlan Action”), were filed on behalf of MPG’s preferred stockholders in the Circuit Court of the State of Maryland in Baltimore on June 20, 2013 and July 2, 2013, respectively (collectively, the “Preferred Stock Actions,” together with the Common Stock Actions, the “Merger Litigations”).

In each of the Common Stock Actions, the plaintiffs allege, among other things, that MPG’s directors breached their fiduciary duties in connection with the proposed merger by failing to maximize the value of MPG and ignoring or failing to protect against conflicts of interest, and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of fiduciary duty. The Kim Action further alleges that the MPG Partnership also aided and abetted the breaches of fiduciary duty by MPG’s directors, and the Dell’Osso Action further alleges that MPG and the MPG Partnership aided and abetted the breaches of fiduciary duty by MPG’s directors. On June 4, 2013, the Kim and Perkins plaintiffs filed identical, amended complaints in the Circuit Court of the State of Maryland in Baltimore. On June 5, 2013, the Masih plaintiffs also filed an amended complaint in the Superior Court of the State of California in Los Angeles County. The three amended complaints, as well as the Dell’Osso complaint, also allege that the preliminary Proxy Statement filed by MPG with the SEC on May 21, 2013 (as may be amended or supplemented from time to time, the “Proxy Statement”) is false and/or misleading because it fails to include certain details of the process leading up to the merger and fails to provide adequate information concerning the opinions of MPG’s financial advisors.

In each of the Preferred Stock Actions, which were brought on behalf of MPG’s preferred stockholders, the plaintiffs allege, among other things, that, by entering into the Merger Agreement and Tender Offer, MPG breached the Articles Supplementary, which governs the issuance of the Series A Cumulative Redeemable Preferred Stock, that MPG’s directors breached their fiduciary duties by agreeing to a merger agreement that violated the preferred stockholders’ contractual rights and that the relevant Brookfield Parties named as defendants aided and abetted those breaches of contract and fiduciary duty. On July 15, 2013, the plaintiffs in the Preferred Stock Actions filed a joint amended complaint in the Circuit Court of the State of Maryland in Baltimore that further alleges that the MPG Board failed to disclose material information regarding the Company’s extension of the Tender Offer. On that same day, an intervenor plaintiff, preferred shareholder EJF Debt Opportunities Master Fund, L.P., EJF Debt Opportunities Master Fund II, LP, and EJF Select Master Fund (collectively “EJF”), filed a brief in support of the Cohen and Donlan plaintiffs’ motion for preliminary injunction, which include additional allegations that (i) the MPG Board breached their fiduciary duties by entering into a transaction that favored the common stockholders and disfavored the preferred stockholders; and (ii) the disclosures filed by MPG and the Company are misleading because the new preferred shares will not have the same rights as the exiting preferred shares because of the ability of other Brookfield subsidiaries to issue securities that will have an effective priority over the new preferred shares.

4

The plaintiffs in the seven lawsuits seek an injunction against the proposed Mergers, rescission or rescissory damages in the event the Mergers have been consummated, an award of fees and costs, including attorneys’ and experts’ fees, and other relief.

On July 10, 2013, solely to avoid the costs, risks and uncertainties inherent in litigation, MPG and the other named defendants in the Common Stock Actions signed a memorandum of understanding (the “MOU”), regarding a proposed settlement of all claims asserted therein. The MOU provides, among other things, that the parties will seek to enter into a stipulation of settlement which provides for the release of all asserted claims.  The asserted claims will not be released until such stipulation of settlement is approved by the court.  There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. Additionally, as part of the MOU, MPG has agreed (i) to make certain additional disclosures related to the proposed merger, which were filed with the SEC on a Schedule 14A dated July 11, 2013, (ii) to amend the Merger Agreement to allow MPG to release third parties currently subject to confidentiality agreements with the Company from any standstill restrictions contained in such agreements and (iii) to file a Current Report on Form 8-K and related press release (which were respectively filed and issued on July 11, 2013). Finally, in connection with the proposed settlement, plaintiffs in the Common Stock Actions intend to seek, and the defendants have agreed to pay, an award of attorneys’ fees and expenses in an amount to be determined by the Superior Court of the State of California in Los Angeles County. This payment will not affect the amount of consideration to be received by MPG stockholders pursuant to the terms of the Merger Agreement.

In the Preferred Stock Actions, a hearing on plaintiffs’ motion for a preliminary injunction that seeks to enjoin the Tender Offer is scheduled for July 24, 2013, at 9:00 a.m., in Maryland State Court. The parties are currently exchanging their respective briefs on the issue.”

[Remainder of the page is intentionally left blank]

5

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2013	DTLA FUND HOLDING CO.

	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

Dated: July 17, 2013	BROOKFIELD DTLA HOLDINGS LLC

	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

Dated: July 17, 2013	BOP MANAGEMENT INC.

	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

Dated: July 17, 2013	BROOKFIELD OFFICE PROPERTIES INC.

	By:	/s/ G. Mark Brown
		Name:	G. Mark Brown
		Title:	Global Chief Investment Officer

EXHIBIT INDEX

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase, dated June 14, 2013.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Summary Advertisement as published in The New York Times on June 14, 2013.*
(a)(5)(A)	Press Release, dated April 25, 2013, issued by BPO (incorporated by reference to the Schedule TO-C, File No. 005-79154, filed by Offeror and BPO with the SEC on April 25, 2013).*
(a)(5)(B)	Press Release, dated June 14, 2013, issued by BPO.*

(a)(5)(C)	Press Release, dated June 27, 2013, issued by BPO.*

(a)(5)(D)	Press Release, dated July 17, 2013, issued by BPO.

(b)(1)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of April 24, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*

(d)(2)	Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013, Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on May 20, 2013).*

(d)(3)	Second Amendment to Agreement and Plan of Merger, dated as of July 10, 2013, by and among Brookfield DTLA Holdings LLC (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc., Brookfield DTLA Fund Office Trust Inc., and Brookfield DTLA Fund Properties LLC, MPG Office Trust, Inc. and MPG Office, L.P. (incorporated by reference to Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on July 10, 2013).*

(d)(4)	Form of Articles Supplementary, 10,000,000 Shares of 7.625% Series A Cumulative Redeemable Preferred Stock of DTLA Fund Office Trust Investor Inc.*

(d)(5)	Articles of Incorporation of Brookfield DTLA Fund Office Trust Investor Inc.*
(d)(6)	Bylaws of Brookfield DTLA Fund Office Trust Investor Inc.*

(d)(7)	Guarantee, dated April 24, 2013, delivered to MPG by BPO in favor of MPG (incorporated by reference to Exhibit E of Exhibit 2.1 to MPG’s Current Report on Form 8-K, File No. 001-31717, filed with the SEC on April 25, 2013).*

(d)(8)	Confidentiality Agreement, dated July 31, 2012, by and between MPG and BPO.*

(d)(9)	Assignment and Assumption Agreement, dated as of June 27, 2013, among Brookfield DTLA Inc., DTLA Fund Holding Co. and, for purposes of Section 3 thereof only, BPO.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.